FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May, 2021

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s IR presentation as posted on Registrant’s website.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated May 20, 2021	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

   GILATSATELLITENETWORKS              MAY 2021  Investors Presentation

   FORWARD LOOKING STATEMENTS DISCLAIMER  Certain statements made in this presentation that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to obtain financing and/or timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. Gilat undertakes no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.Unaudited/Non-GAAP Financial MeasuresThis presentation includes financial data that is not audited and financial data that was not prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). Non-GAAP financial measures appearing in this presentation consist of GAAP financial measures adjusted to exclude, non cash share-based compensation expenses, impairment of goodwill and long lived assets, amortization of acquired intangible assets, restructuring, trade secrets litigation expenses, tax expenses under amnesty program, deferred tax benefit that was recorded for the first time and other non-recurring expenses and net income or loss from discontinued operations. Gilat believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand Gilat’s current and future operating performance. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with Gilat’s consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

       A WORLD LEADER IN SATELLITE COMMUNICATIONS  FIXED NETWORKS  MOBILITYSOLUTIONS  NGSO  INNOVATIVE GROUND EQUIPMENT TECHNOLOGY    1987 Founded  5 R&D Centers  3 NOC Centers  GILT NASDAQ /TASE  20 Sales Offices  +800 Employees  Cellular Backhaul  2G  3G  4G  5G   Enterprise  Telecom services  Consumer  Aero / IFC  Maritime  Land  Defense

   LEADING GLOBAL CUSTOMER BASE  SYSTEM INTEGRATORS  100+ COUNTRIES  900+ NETWORKS  300+ CUSTOMERS  SATELLITE OPERATOR  RTRS  RTComm

   UNIQUELY POSITIONED TO UNLOCK GROWTH OPPORTUNITIES  1  Post COVID-19 IFC Rebound, Free WIFI Tailwind  Long term IFC investment cycle  2  4G/5G Ubiquitous Connectivity Bridging the Digital Divide 5G Total Addressable Market expanding dramatically  3  NGSO Constellations - Abundance of Capacity Large capital spending in satellite industry  4  Strong Tailwinds in DefenseIncreased focus on military SATCOM networks  5  Peru Terrestrial Networks "Investment" Shifting to HarvestRecurring revenue model

     LONG TERM IFC INVESTMENT CYCLE    Transceivers  Aero Antennas  400Mbps Modem  Ground Equipment            POST COVID-19 IFC REBOUND INCLUDES FREE WIFI TAILWIND      Superior Passenger Experience     ENABLING LARGE IFC GLOBAL NETWORK   GLOBAL COVERAGE | > 30 SATELLITES | 18 TELEPORTS | 20 AIRLINES | GLOBAL NETWORK MANAGEMENT SYSTEM  1

   GROWTH OPPORTUNITIES DRIVEN BY INCREASE IN DEMAND AND MARKET PENETRATION  1  POST COVID-19 IFC REBOUND INCLUDES FREE WIFI TAILWIND    LONG TERM IFC INVESTMENT CYCLE  Expanding Fleets (2029)  The Shift to Free WiFi      ~ 6,800(2020)  ~14,500(2029)  COMMERCIAL AIRCRAFT(Ka/Ku)      ~1,400(2020)  ~7,700(2029)  BUSINESS JETS (Ka/Ku)  CAGR 7.9%  CAGR 18.4%  Service Revenues (Commercial Aviation)  Source: Euroconsult 2020  Source: Valour 2020  $B  543210  2014  2017  2020  2023  2026  2029  Average

 4G/5G UBIQUITOUS CONNECTIVITY BRIDGING THE DIGITAL DIVIDE   5G TOTAL ADDRESSABLE MARKET EXPANDING DRAMATICALLY     OF SATELLITE BACKHAUL 4G/LTE MARKET SHARE  2  GILAT CONTINUES TO LEAD IN SHIPMENTSWITH BIG WINS AND BUSINESS EXPANSIONS WORLDWIDE  { NSR, 2021 }  MANAGED SERVICESEnd-to-end service with recurring revenue      ~$100M(2020)  ~$500M(2029)  EQUIPMENT  ~CAGR 19%      ~$1.6B(2020)  ~$6.4B(2029)  CAPACITY, SERVICE & EQUIPMENT  ~CAGR 16%  { GILAT, 2021 }

 2  4G/5G UBIQUITOUS CONNECTIVITY BRIDGING THE DIGITAL DIVIDE  5G TOTAL ADDRESSABLE MARKET EXPANDING DRAMATICALLY  HIGH SPEED  Speeds >1Gbps  Innovative Wideband Technology  FLEXIBLE NETWORK ARCHITECTURE  Satellite Ground Segment Integration Into 5G Eco-System  Utilize SDN/NFV, Cloud, Edge Computing & Network Slicing  LOW LATENCY  Order of Magnitude Reduction in Latency  Leverage Our NGSO Baseband  GILAT EXPERTISE AND INNOVATION MAKING 5G A REALITY

                 NGSO CONSTELLATIONS - ABUNDANCE OF CAPACITY   OneWeb~2.5 Tbps 650 Satellites   Telesat ~3-8 Tbps192-300 Satellites  SpaceX~10+ Tbps1584 -> 42,000 Satellites   Amazon ~10+Tbps 3263 Satellites  HTS/VHTS  ~50-500 Gbps              SES/O3B~1-3 Tbps 22 Satellites  MEO2,000-10,000 km~120msec  GEO35,786 km~550msec  LEO500-2,000 km~15msec      MORE THAN 50,000 LEO SATELLITES EXPECTED WITHIN A DECADE; INVESTMENT OVER $30 BILLION    3  LARGE CAPITAL SPENDING IN SATELLITE INDUSTRY

   Gilat to provide ground segment for O3B mPower   Potential of over $50 million to supply gateway solid state power amplifiers    Successful demonstrations with Telesat's phase 1 LEO satellite  LEO CUSTOMER  GILAT'S PROVEN NGSO TECHNOLOGY   3  NGSO CONSTELLATIONS - ABUNDANCE OF CAPACITY   LARGE CAPITAL SPENDING IN SATELLITE INDUSTRY  mPOWER

   STRONG TAILWINDS IN DEFENSE    Transportable    On-the-Move    Military Aircraft      On-the-Pause      Unmanned Aerial Vehicle    HIGH-BANDWIDTH REQUIRED IN BATTLEFIELD | EMERGING THREAT OF ELECTRONIC WARFARE   4  INCREASED FOCUS ON MILITARY SATCOM NETWORKS  GOVERNMENT & MILITARY SATELLITE COMMUNICATIONSExpected Market Value~$930M in 2025  Source: NSR 2020  Satcom Network

     Six regions awarded to Gilat (~$550M) ~$335M construction revenueFour regions passed government acceptance, 2 regions planned by mid 2022Revenue recognized by March 31, 2021 ~$275M ~$215M in operational revenue over ten yearsThree regions entered operations phase in 2019One region entered operations phase in Q2 2021Two regions expected to enter into operations phase in 2022Target: Recurring revenues >$50M per year by the end of 2022  PERU – PRONATEL (FITEL) PROJECTS  5  RECURRING REVENUE MODEL  PERU TERRESTRIAL NETWORKS "INVESTMENT" SHIFTING TO HARVEST

 FINANCIAL INDICATORS HIGHLIGHTS

   SEGMENT COMMENTARY  US$ MILLIONS  FIXED NETWORKS  2020 was effected by the COVID19 pandemic2021 revenue to be significantly higher than 2020  MOBILITY   2020 was heavily effected by the COVID19 pandemic2021 is a transition year, IFC is expected to pick up in the second half of the year  TERRESTRIAL   Construction of six regional projects in Peru – consider as “Investment” for future recurring revenuesOperations services of the networks under the agreement and additional services are profitable and included under Fixed Networks Four regions ended construction and are in operation phase. The last two regions expected to enter operation in 2022

   Q1 2021 PROFIT AND LOSS HIGHLIGHTS  US$ MILLIONS  1)  GAAP excluding CMTL settlement – OPEX Q4/20 $15.3M, Q3/20 $12.1M; Operating loss Q4/20 $2.1M, Q3/20 $2.7M; Net loss Q4/20 $2.3M, Q3/20 $3.4M  Revenue  Gross Margin  Operating Expenses / (Income)1  Operating Income / (Loss) 1  Net Income / (Loss) 1  Adj. EDITDA  Operating Expenses  Operating Income / (Loss)  Net Income / (Loss)  Q4/20  42.6  31%  (49.4)  62.7  62.4  1.1  15.0  (1.6)  (1.9)  Q3/20  37.3  25%  20.3  (10.9)  (11.6)  0.6  11.4  (1.9)  (2.6)  Q2/20  38.3  25%  13.0  (3.5)  (4.2)  0.1  12.2  (2.6)  (3.3)  Q1/20  47.7  19%  19.7  (10.8)  (11.8)  (5.0)  16.5  (7.6)  (8.6)      GAAP  Non-GAAP  Q1/21  44.7  28%  16.0  (3.7)  (5.1)  (1.4)  16.2  (3.8)  (5.2)

   BALANCE SHEET HIGHLIGHTS  US$ MILLIONS  Cash, cash equivalents & restricted cash  DSO1  Debt  Cash from (used in) operations2   Equity  Q4/20  116  76  4.0  60.4  233.8  Q3/20  77.2  84  4.0  (7.1)  225.3  Q2/20  85.3  79  4.0  (6.6)  236.9  Q1/20  92.6  79  4.0  (3.6)  239.7  Q1/21  75.6  77  0.0  0.3  228.1  DSO calculation excludes Terrestrial Infrastructure Projects SegmentQ4-20 includes net proceeds from CMTL - $60.4M

   NGSO/VHTS Opening New Markets  Leading in Main Growth Areas – Cellular Backhaul (4G, 5G) &In-Flight Connectivity  SUMMARY  UNIQUELY POSITIONED TO UNLOCK GROWTH OPPORTUNITIES  Investing in Product Leadershipand Innovation  Focused on Profitable Growth  Increased Focus on Military SATCOM Networks